

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 6, 2009

Via U.S. Mail and Fax (972) 443-6871

Mark A. Blinn
Senior Vice President, Chief Financial Officer and
Latin America Operations
Flowserve Corporation
5215 N. O'Connor Blvd., Suite 2300
Irving, Texas 75039

> **Re:** **Flowserve Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 001-13179**

Dear Mr. Blinn:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Consolidated Statements of Income, page 62

1.   We note that you present 'Net earnings from affiliates" as part of your operating income. Please tell us how you considered Rules 5-03(13) and 4-01(a) of Regulation S-X in determining your presentation of equity earnings of investees within operating income. In future filings please consider expanding your disclosure in the footnotes to your financial statements and in the business section to discuss the number of equity method investments, the nature of the business of each significant investment and the extent to which each of these are integral to your operations and are an essential part of your worldwide business strategy. As a related matter, please consider expanding the critical accounting policies in future filings to discuss your accounting for these equity method investments.

Note 11. Equity Method Investments, page 86

2.   In future filings please consider disclosing a break-down of equity income from investees for the more significant equity method investments. Also, given the integrated nature of these entities with your consolidated business, consider the need to expand the existing summarized information provided pursuant to Rule 4-08(g) of Regulation S-X to separately present the more significant investees. As part of your response, please tell us whether you have historically evaluated whether important trends in the underlying equity investees exists, and if so, whether you would provide separate information about those affiliates in those cases.

3.   We note that you recognized $3.4 million as a gain relating to the acquisition of additional 50% interest in Niigata. Please tell us the nature of the assets and liabilities of Niigata that you acquired and how you determined the "gain on bargain purchase" from the acquisition.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments and related matters. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief